NEWS RELEASE

TSX Trading Symbol: BZA
US OTC Symbol: ABGFF

AMERICAN BONANZA RAISES $7 MILLION IN PROPERTY SALE

September 7, 2010 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) announces that it has signed a Letter of Offer (the “Letter”) with Balmoral Resources Ltd. (“Balmoral”) for Balmoral to purchase four of Bonanza’s eastern Canadian exploration properties. Under the terms of the Letter, Bonanza and Balmoral will enter into a Purchase Agreement for Balmoral to purchase Bonanza’s rights in the Fenelon, Northway-Noyon, La Martiniere and Northshore properties. In consideration, Balmoral will make a one-time cash payment to Bonanza of Cdn $3.7 million dollars and issue 4.5 million common shares of Balmoral to Bonanza subject to certain resale restrictions. Using the August 31, 2010 Balmoral share price, the total current value of this transaction to Bonanza is over $7 million.

Final closure of the Bonanza Agreement is subject to completion of legal due diligence by Balmoral, signing of the formal purchase agreement, completion by Balmoral of a minimum financing of $5.0 million or such amount necessary for Balmoral to meet minimum listing conditions on the TSXV in relation to the transaction, and the approval of the TSXV and TSX. There can be no assurance that the purchase will be completed as proposed or at all.

The proceeds of this transaction will be applied to the development of the 100% owned Copperstone gold mine in Arizona. Bonanza has purchased a milling and flotation circuit for Copperstone and continues to make progress through the permitting process begun in late 2009.

Brian Kirwin, President and CEO commented: “We are very pleased with this transaction as it provides further resources for Bonanza to continue the development of the Copperstone gold mine, which is our primary objective in the near term. Balmoral is led by experienced mining professionals and Bonanza’s share position in Balmoral provides our shareholders with exposure to further upside of these properties and we look forward to Balmoral’s future success.”

About the Copperstone Gold Mine

The following highlights from the feasibility study entitled “NI 43-101 Technical Feasibility Report, Copperstone Project, La Paz County, Arizona” dated February 2, 2010 (the “Study”) can be viewed on www.sedar.com and www.americanbonanza.com, as previously announced in Bonanza’s news release dated February 3, 2010.

The Copperstone Gold Mine is estimated to produce on average 46,000 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months using a gold price of US$962 per ounce. The 2010 feasibility study details a total capital cost of US$17.7 million, including working capital, G&A startup, reclamation bonding, and contingencies. The feasibility study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51.3 million and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of $962 per ounce and a 5% discount rate. At current gold prices ($1250 per ounce on www.kitco.com during inter-day trading on August 31, 2010) the AT-NPV is $84.9 million and a capital payback period of less than 6 months. The table below provides a range of economic results at various gold price assumptions.

Copperstone Economic Sensitivities at various Gold Prices:

Gold Price Case	Gold Price (US$/Oz)	IRR (%)	Undiscounted pre-tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Low	$850	74.3%	$50,162,532	$37,194,541
Base Case	$962	96.3%	$74,169,910	$51,291,204
Current	$1250	145.1%	$135,727,452	$84,874,376
High	$1400	170.4%	$167,814,296	$101,878,924

The feasibility study results indicate a total of 256,430 ounces of gold can be mined from current known diluted Proven and Probable Mineral Reserves during the 6.3 year mine life at Copperstone. Note that all numbers may not add up to total due to rounding.

Technical information regarding the Copperstone project required to be disclosed under NI 43-101 can be found in the Study. Information regarding risks and uncertainties relating to the Copperstone project development can be found in our annual information form, filed on SEDAR, and specific risks related to the results of the Study can be found in our news release dated February 3, 2010, also available on SEDAR.

About Bonanza
Bonanza is working to re-activate mining at the preproduction-stage Copperstone Gold Mine in Arizona. Bonanza has approximately 129.1 million shares outstanding, and has no debt. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration and development, delays in obtaining permits and other approvals, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its annual information form available at www.sedar.com.

For further information call:

Jim Bagwell, Corporate Communications
Phone: 1-877-688-7523
Email: info@americanbonanza.com